Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

    Attention Business Editors:
    CHC wins contract renewal in Danish North Sea

    VANCOUVER, April 6 /CNW/ - CHC Helicopter Corporation ("CHC")
(TSX: FLY.SV.A and FLY.MV.B; NYSE: FLI) announced today that it has been awarded a five-year contract renewal (plus three one-year options) by Maersk
Oil & Gas AS for the provision of helicopter transportation services in support of its offshore oil and gas operations in the Danish sector of the
North Sea. Based out of Esbjerg, the contract will be supported by three dedicated Sikorsky S-92A helicopters from July 1, 2007 and is anticipated to generate revenue of approximately CDN $170 million over the fixed five-year term.

    CHC Helicopter Corporation is the world's largest provider of helicopter services to the global offshore oil and gas industry, with aircraft operating in more than 30 countries around the world.
     If you wish to be added to, or removed from, the Company's distribution list, please contact communications(at)chc.ca.

    -------------------------------------------------------------------------
    Forward Looking Statements
    Statements in this press release contain projections and other forward-looking statements involving known and unknown risks and uncertainties which may cause our performance to be materially different from that implied. Actual revenue generated over the term of the Maersk
    Oil & Gas AS contract will depend upon hours flown, which may vary at the customer's discretion; the actual term of the contract, which is subject to early termination by the customer; and to contract obligations which are subject to certain penalties in the event they are not fulfilled.
    While these projections and other statements represent our best current judgement, they may involve additional risks and uncertainties including, but not limited to, factors detailed in CHC's Annual Report on Form 20-F and in other filings with the United States SEC and the Canadian securities regulatory authorities. Unless otherwise required by applicable securities laws, CHC disclaims any intention or obligation to update or revise any forward looking information, whether as a result of new information, future events or otherwise.
    -------------------------------------------------------------------------

    %SEDAR: 00002218E          %CIK: 0000903124

    /For further information: Jo Mark Zurel, Senior Vice-President And Chief
Financial Officer, (604) 279-2494; Chris Flanagan, Director of Communications,
(604) 279-2493;
Archived images on this organization are searchable through CNW Photo Archive website at http://photos.newswire.ca. Images are free to accredited members of the media.
To request a free copy of this organization's annual report, please go to
http://www.newswire.ca and click on Tools for Investors./
    (FLY.SV.A. FLY.MV.B. FLI)

CO:  CHC Helicopter Corporation

CNW 09:00e 06-APR-06